FULLCAST®

www.fullcast.co.jp

05011425

RECEIVED

2005 SEP 23 A 10:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 20, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail stop : 3-2

SUPPL

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption (FILE NO.82-34859)

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd., a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice of Fullcast's Consolidated Subsidiary Fullcast Technology Given Green Light for Listing on JASDAQ

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd, Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3-3780-9856, Facsimile +81-3-3780-9967)

Very truly yours,

Fullcast co., Ltd

Shingo Tsukahara

Shingo Tsukahara
Director

PROCESSED
SEP 23 2005
THOMSON
FINANCIAL

9/23

SN-2005-5

September 16, 2005

Company name:	Fullcast Co., Ltd.
President and CEO:	Takehito Hirano

(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)

Contact:	Yutaka Kubo, Director and Corporate Executive Officer, General Manager of Group Strategy Headquarters
Telephone:	+81-3-3780-9507

To whom it may concern:

Fullcast's Consolidated Subsidiary Fullcast Technology Given Green Light for Listing on JASDAQ

This is to inform you that listing of Fullcast Technology Co., Ltd. on the JASDAQ market has been approved by Jasdaq Securities Exchange, Inc. today. Fullcast Technology Co., Ltd. is one of our consolidated subsidiaries.

Details

1. Company overview

Name of company	Fullcast Technology Co., Ltd.
Representative's name/title	Shiro Kaizuka, Representative Director
Head office	1-12-1, Dogenzaka, Shibuya Ward, Tokyo
Date of foundation	July 13, 1989
Type of business	Temporary technical experts/engineers staffing service
Number of employees	1,006 (as of the end of August 2005)

2. Impact on financial results for the current fiscal year
   The listing of the subsidiary on the JASDAQ market will have no impact on our full-year consolidated financial results for the fiscal year ending September 2005.

Note: This is a press release and not designed to attract investment. When you invest, please make sure that you read the prospectus for issuance (including its revisions) drawn up by Fullcast Technology Co., Ltd. and use your own discretion to decide whether to invest.

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